EXHIBIT 99.1

Re: Immediate Report - Update regarding the process to examine the possible sale of the Company’s position in B Communications and discussions with the Company’s shareholders and bondholders

Ramat Gan, Israel - February 4, 2019 - Internet Gold - Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD), announced today, further to previous reports, that the Company’s Board of Directors, together with the joint representation of the bondholders, continue to work in order to examine all possible avenues in connection with efforts to sell the Company’s position in B Communications with a number of the entities that participated in the previously disclosed sales process, including entities which provided the Company with oral and written indications of interest.

At the same time, the Company’s Board of Directors, together with the joint representation of the Bondholders are working together with Eurocom Communications and its special managers in order to realize the possibility of a long term debt settlement or restructuring plan.

As at this date, there is no certainty that any of the alternatives will be implemented.

This report does not constitute an offer to sell or a solicitation of an offer to buy any of the Company’s securities described herein, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold – Golden Lines Ltd.’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.